

10035720

COMMISSION
20549

OMB APPROVAL

OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-09 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comprehensive Asset Management and Servicing, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 Route 46, Suite 506
(No. and Street)

Parsippany (City) NJ (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Smith 973-394-0404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nisivoccia & Company LLP
(Name – *if individual, state last, first, middle name*)

200 Valley Road, Suite 300 (Address) Mt. Arlington (City) NJ (State) 07856 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comprehensive Asset Management and Servicing, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mary Ann Pandiscia
Notary Public of New Jersey
My Commission Expires
September 3, 2013



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



NISIVOCCIA & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Mount Arlington Corporate Center
200 Valley Road Suite 300
Mount Arlington, NJ 07856-1320
Phone: 973-328-1825
Fax: 973-328-0507

Lawrence Business Park
11 Lawrence Road
Newton, NJ 07860
Phone: 973-383-6699
Fax: 973-383-6555

To the Stockholders of
Comprehensive Asset Management and Servicing, Inc. and
Comprehensive Capital Management, Inc.
2001 Route 46
Parsippany, NJ 07054

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidating statement of financial condition of Comprehensive Asset Management and Servicing Inc. (an S Corporation) ("CAMAS") and Comprehensive Capital Management, Inc. (a corporation) ("CCM") as of December 31, 2009. This consolidating financial statement is the responsibility of the Companies' management. Our responsibility is to express an opinion on these consolidating financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidating financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the prupose of expressing an opinion of the effectiveness of the Companies' internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidating financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidating financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidating financial statements referred to above presents fairly, in all material respects, the financial position of Comprehensive Asset Management and Servicing, Inc. and Comprehensive Capital Management, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Nisivoccia & Co. LLP

Mount Arlington, New Jersey
February 19, 2010

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
AND COMPREHENSIVE CAPITAL MANAGEMENT, INC.
CONSOLIDATING STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

	CAMAS	CCM	ELIMINATIONS	TOTAL
Assets:				
Current assets				
Cash and cash equivalents	$ 364,882	$ 51,874		$ 416,756
Deposit with clearing broker-dealer	110,000			110,000
Commissions receivable	286,724			286,724
Employee loan receivable		91,161		91,161
Fees receivable		57,017		57,017
Prepaid expenses	3,741	14,813		18,554
Other current assets	71,681	13,500		85,181
Total current assets	837,028	228,365		1,065,393
Property and equipment, net		6,454		6,454
Due from stockholder	501	16,460		16,961
Due from affiliates		16,448	$ (8,707)	7,741
Deferred income taxes		30,300		30,300
Security deposit	6,663			6,663
Total assets	$ 844,192	$ 298,027	$ (8,707)	$ 1,133,512
Liabilities and stockholders' equity:				
Current liabilities:				
Accounts payable and accrued expenses	$ 36,575	$ 15,875		$ 52,450
Commissions payable	482,500	83,392		565,892
Income taxes payable		310		310
Advanced reimbursements from representatives	2,084			2,084
Line of credit	65,179			65,179
Deferred revenue		95,826		95,826
Total current liabilities	586,338	195,403		781,741
Due to affiliate	9,480		$ (8,707)	773
Total liabilities	595,818	195,403	(8,707)	782,514
Stockholders' equity				
Common stock	303,500	40,000	(40,000)	303,500
Additional paid-in capital	93,000			93,000
Retained earnings (accumulated deficit)	(148,126)	62,624	(62,624)	(148,126)
Noncontrolling interest			102,624	102,624
Total stockholders' equity	248,374	102,624		350,998
Total liabilities and stockholders' equity	$ 844,192	$ 298,027	$ (8,707)	$ 1,133,512

The accompanying notes are an integral part of these financial statements

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.
AND COMPREHENSIVE CAPITAL MANAGEMENT, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Comprehensive Asset Management and Servicing, Inc. ("CAMAS") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission and the Financial Industry Regulatory Authority. CAMAS operates pursuant to brokerage service agreements with clearing brokers, under which these clearing brokers assume and maintain the CAMAS's customer accounts. CAMAS's clients are located primarily throughout the United States. CAMAS's primary operating facilities are located in Parsippany, New Jersey.

Comprehensive Capital Management, Inc. ("CCM") is a registered investment advisor subject to the regulation of the Securities and Exchange Commission. CCM provides investment management services to clients located throughout the United States. CCM operates pursuant to brokerage service agreements with broker-dealers, under which these brokers assume and maintain CCM's client accounts.

Principles of Consolidation

The companies have been consolidated under the *Consolidation of Variable Interest Entities* topic of the FASB Accounting Standards Codification that provides guidance in determining when variable interest entities should be consolidated in the financial statements of the primary beneficiary. Accordingly, the accompanying financial statements include the accounts of CAMAS, the primary beneficiary, and CCM (collectively, the "Companies") which are operated under common control and ownership. The accounts of one other affiliate that qualifies as a variable interest entity is not consolidated due to the insignificant nature of this entity to the Companies' financial statements. Intercompany transactions have been eliminated.

Use of Estimates / Significant Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results in the near term could differ from estimated amounts.

Significant estimates inherent in the preparation of the accompanying consolidated financial statements include accumulated depreciation and amortization, deferred revenue, deferred income taxes and various accrued expenses. Management periodically reviews these estimates and it is reasonably possible that management's assessment of these estimates may change based on actual results and other factors.

Revenue Recognition

Commission revenue and related commission expense for CAMAS are recorded on a trade-date basis as securities and other investment transactions occur.

CCM's fee income is derived from investment advisory services under agreements that generally provide for compensation based on various percentages of assets under management. Fees are billed and payable either annually or quarterly. Fifty percent of fees are non-refundable and earned when billed. The balance, which is refundable pro-rata in the event of early termination, is recognized over the term of the billing period. Deferred revenue at December 31,

Note 1 – Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

2009 represents investment advisory fees billed in excess of amounts earned. Other revenue, which includes financial planning and consulting services, is recognized when the services have been provided and are billable.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Companies consider all short-term investments with an original maturity of three months or less to be cash equivalents. Included in these amounts at December 31, 2009 is $39,686 and $15,277 of funds held by clearing broker-dealers on behalf of CAMAS and CCM, respectively. These amounts result from the broker-dealer's collection of customer fees and commissions for each Company's account.

Commissions Receivable/Significant Concentrations of Credit Risk

Commissions receivable represents unsecured amounts due from clearing brokers. Management periodically assesses the collectability of the amounts, and has determined a corresponding allowance for uncollectible amounts is not required at this time. Interest and finance charges are not accrued on open balances. Management reviews commission receivables on a monthly basis to determine what items, if any, are past due.

The Companies are engaged in various trading, brokerage and financial planning activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Companies may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Companies' policy to review, as necessary, the credit standing of each counterparty.

Securities Transactions

Proprietary securities transactions in regular-way trades, if any, are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of CAMAS are recorded on a trade date basis. CAMAS and CCM do not take possession of customers' securities or commodities.

Credit Risk

The Companies maintain their cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Corporation has not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk related to cash.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, commissions and fees receivable and accounts and commissions payable approximate fair values due to short-term maturity of these instruments.

The Company has determined the fair value of certain assets and liabilities through application of the *Fair Value Measurements* topic of the FASB Accounting Standards Codification.

Note 1 – Summary of Significant Accounting Policies (continued)

Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in debt and equity securities that are classified as available-for-sale and derivatives financial instruments on a recurring basis.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this topic have been included in this note.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

Money market accounts, which are included in cash equivalents, at December 31, 2009 consist of the following:

	Cost	Fair Value (Level 2)
Money Market	$ 515	$ 515
	$ 515	$ 515

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Note 1 – Summary of Significant Accounting Policies (continued)

Determination of Fair Value (continued)

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value (disclosures required by the Fair Value Measurements Topic of the FASB Accounting Standards Codification).

Cash and cash equivalents, accounts receivable, other current assets, accounts payable, accrued expenses and other current liabilities. The carrying amounts approximate fair value because of the short maturity of these instruments.

Long-term debt is carried at amortized cost. However, the Company can obtain similar loans at the same terms, therefore the Company has determined it approximates fair value.

Property and Equipment

The Companies review the recoverability of its long-lived assets on a periodic basis in order to identify events or changes in circumstances, which may indicate a possible impairment in accordance with the provisions of *Accounting for the Impairment of Disposal of Long-Lived Assets* topic of the FASB Accounting Standards Codification. The assessment for potential impairment is based primarily on the Companies ability to recover the unamortized balance of its long-lived assets from expected future cash flows from operations on an undiscounted basis. The Companies believe that no such events or changes have occurred.

Property and equipment are recorded at cost. Major renewals and betterments are charged to the property accounts, maintenance and minor repairs and replacements, which do not improve or extend the lives of the respective assets, are expensed currently. Depreciation is calculated using the straight-line method for all assets.

Income Taxes

The Companies recognize the amount of taxes payable or refundable for the year. Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax-basis carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enactment date occurs. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized.

Effective December 15, 2009, the Company adopted ASC 740-10-50-15, *Accounting for Uncertainty in Income Taxes.* The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The cumulative effect of this change in accounting principle was immaterial.

Note 1 – Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances.

The Company recognizes interest and penalties related to unrecognized tax benefits within the provision for income taxes on continuing operations in our consolidated statements of operations.

CAMAS has elected, with the consent of its stockholders, to be taxed under the provisions of Subchapter S of the applicable federal and State of New Jersey tax laws. Under those provisions, CAMAS does not pay any significant federal or state income taxes. The stockholders then include their allocable share of CAMAS's taxable income or loss on their individual federal and state income tax returns.

CAMAS, a subchapter S corporation, has the tax position that it is a pass-through entity for all applicable jurisdictions. As a pass-through entity, the income tax is attributable to the owners and any income tax amounts due to or from each jurisdiction is classified as transactions with the owners. The Company is under regular audit by tax authorities. The Company believes that it has appropriate support for the positions taken on its tax returns. Management believes that the pass-through status would be sustained upon examination.

Deferred income taxes are recognized by CCM on temporary differences in the amount of assets and liabilities for income tax and financial reporting purposes. The principal sources of the differences are different methods of recognizing depreciation and amortization for financial accounting and income tax purposes. Deferred income taxes are classified as current or non-current depending on the classification of the assets or liabilities to which they relate. Management provides for a valuation allowance based on its evaluation of the realization of such deferred tax benefits. The allowance is periodically adjusted for changes in managements' estimates of the ultimate realization of these benefits.

A deferred tax asset is established whenever the Companies have significant net operating losses for federal and state income taxes to realize a portion of the tax benefit associated with the loss carryovers. No such loss carryovers existed as of December 31, 2009.

The Companies file income tax returns in the United States federal and New Jersey state jurisdictions. The Companies are no longer subject to income tax examinations for New Jersey state income taxes before the 2004 tax year or for United States federal income taxes before the 2005 tax year.

Note 1 – Summary of Significant Accounting Policies (continued)

Commissions Expense

Commissions and related clearing expenses for CAMAS are recorded on a trade date basis as securities transactions occur. Commission expenses for fees produced by registered representatives of CCM are deferred and recognized as earned by the representatives. Prepaid commissions consist of commissions paid to sales representatives for annual contracts upon renewal. Prepaid commissions are recognized as commission expense ratably over the remaining life of the contract.

Intangible Assets

Intangible assets are accounted for under the *Goodwill and Other Intangible Assets* topic of the FASB Accounting Standards Codification. This standard requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values. This asset has been fully amortized for financial statement reporting.

Risk Management

CCM does not guarantee their clients a profit on funds managed. The client signs a management account agreement indicating whether they decide to use risk reduction, tactical asset allocation, or timing services offered by CCM. The agreement also indicates that client's funds will fluctuate with market forces.

Advertising Costs

Advertising costs are charged to promotion and marketing expense as incurred. Advertising costs charged to promotion and marketing expense for CAMAS and CCM for the year ended December 31, 2009 are $29,489 and $3,640, respectively.

Note 2 – Property and Equipment

Property and equipment as of December 31, 2009 consists of the following:

	Estimated Useful Life	CAMAS	CCM	Total
Property and equipment	5	$ 41,458	$ 55,984	$ 97,442
Less: Accumulated Depreciation		(41,458)	(49,530)	(90,988)
		$ -	$ 6,454	$ 6,454

Depreciation expense for CAMAS and CCM for the year ended December 31, 2009 was $0 and $1,845, respectively.

Note 3 – Net Capital Requirements

CAMAS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1. At December 31, 2009, CAMAS had net capital of $152,936, which was $127,936 in excess of its required net capital of $25,000. CAMAS's ratio of aggregated indebtedness to net capital at December 31, 2009 was 2.05 to 1, which is less than the maximum allowable ratio at the date of 15.00 to 1.

Note 4 – Commitments

Timing Signals Service

The Companies were joint parties to an agreement with a third party for timing signals service. The cost of this service to each party was generally based on a percentage of the fees collected with a minimum aggregate annual fee of $50,000. The agreement was terminated during 2005. A balance payable of $20,900 remained on CCM's books as of December 31, 2008. During 2009, management determined that this liability is not accurate and has removed the payable from its statement of financial condition.

Operating Leases

At December 31, 2009, CAMAS is obligated under an operating lease for office facilities, which expires during June 2013. Minimum monthly rent requirements are $14,402 until February 2010 and then from March 2010 through June 2013, rent payments will increase to $14,751. CAMAS is also liable for its proportionate share of increases in operating costs and real estate taxes.

Future minimum annual lease payments are as follows:

Year Ending December 31,		
2010	$	176,312
2011		177,011
2012		177,011
2013		88,505
	$	618,839

CAMAS has leased part of its office facilities to two subtenants, on a month-to-month basis, at an aggregate monthly rent of approximately $2,000. Rent expense for office facilities, net of sublease income of $ 23,950, was $156,603 for the year ended December 31, 2009.

At December 31, 2009, CCM is obligated under an operating lease for office furniture and equipment which expires during June 2014. Minimum monthly lease payments are $1,359. Minimum annual lease payments are as follows:

Year Ending December 31,		
2010	$	16,308
2011		16,308
2012		16,308
2013		16,308
2014		8,154
	$	73,386

Note 5 - Line of Credit

CAMAS has an available line of credit with a maximum amount of $100,000. The outstanding balance as of December 31, 2009 is $65,179 and is due on demand. Interest accrues at 3.5% per annum. The line is secured by the Company's personal property and renews each October. Interest expense related to this line of credit was $2,099 for the year ended December 31, 2009.

Note 6 – Related Party Transactions

CAMAS is a party to expense reimbursement agreements with CCM and other business entities, the ownership of which is the same as CAMAS. CAMAS provides the use of its office facilities, and managerial, administrative and professional services to these affiliates. The joint expenses and costs are allocated to each entity based on management's estimates of use. The expenses and costs incurred and reimbursed to CAMAS during 2009 are summarized as follows:

Allocated to:	
Comprehensive Capital Management, Inc.	$ 602,000
Comprehensive Brokerage Services, Inc.	9,000
	$ 611,000

The total amount reimbursed to CAMAS is reported as an unallocated reduction of expenses, all of which have been reflected in the accompanying consolidating statement of income.

Obligations to affiliates result from cash advances, which are non-interest bearing and due on demand. At December 31, 2009, CAMAS had obligations due to CCM and another affiliate of $8,707 and $773, respectively.

During 2009, CCM did not receive payments from any affiliates other than CAMAS. As of December 31, 2009, CCM had obligations due from another affiliate totaling $7,741.

During the year ended December 31, 2009, CAMAS received $67,399 as repayment from its majority stockholder. During the same period, CCM advanced its majority stockholder $111. The respective outstanding balances due from stockholders of CAMAS and CCM as of December 31, 2009 were $501 and $16,460. Such advances are non-interest bearing. These advances are unsecured and due on demand.

Note 7 – Income Taxes

The provision (benefit) for income taxes for the year ended December 31, 2009 in the statement of income is as follows:

	CAMAS	CCM	Total
Current:			
Federal		$ 921	$ 921
State	$ 2,255	2,162	4,417
Total current tax provision	2,255	3,083	5,338
Deferred:			
Federal		1,900	1,900
State		1,100	1,100
Total deferred tax expense		3,000	3,000
Total income tax expense	$ 2,255	$ 6,083	$ 8,338

Note 7 – Income Taxes (continued)

Deferred taxes for CCM as of December 31, 2009 consist of:

	Federal	State	Total
Deferred tax asset (non-current)	$ 24,192	$ 8,068	$ 32,260
Deferred tax liability (non-current)	(1,492)	(468)	(1,960)
Net deferred tax asset (non-current)	$ 22,700	$ 7,600	$ 30,300

Temporary differences giving rise to deferred tax assets are intangible assets and deferred tax liabilities arise from differences between book and tax depreciation. A valuation allowance has not been provided as it is more likely than not that the deferred tax assets related to intangible assets will be realized.

Note 8 – Profit Sharing Plan

CAMAS sponsors a 401(k) profit-sharing plan that covers all employees who meet certain eligibility requirements. CAMAS may, at its discretion, contribute to the plan. Discretionary contributions totaling $126 were made for 2009.

Note 9 – Receivables from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2009 include deposits with clearing broker-dealers of $110,000 and commission's receivable of $286,724. CAMAS clears its customer transactions as an introducing broker through other broker-dealers on a fully disclosed basis.

Note 10 – Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2009

Net capital:		
Stockholders' equity	$	248,374
Deductions and/or charges		
Nonallowable assets:		
Receivables from broker dealers older than 30 days		2,337
Prepaid expenses and other current assets		85,422
Property and equipment, net		
Due from affiliates		
Security deposit		6,663
Loan to shareholder		501
		94,923
Net capital before haircuts on securities positions (tentative net capital)		153,451
Haircuts on securities:		
Money market		515
Net capital, as defined	$	152,936
Aggregate indebtedness:		
Items included in Statement of Financial Condition:		
Accounts payable and accrued expenses	$	36,575
Commissions payable		209,319
Advanced reimbursements from representatives		2,084
Clearing account payable to broker dealer		
Line of credit		65,179
Total aggregate indebtedness	$	313,157
Minimum net capital requirement	$	25,000
Capital in excess of minimum net capital requirement	$	127,936
Ratio of aggregate indebtedness to net capital:		
The ratio of aggregate indebtedness to net capital, which is less than the maximum allowable ratio of 15.00 to 1		2.05 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	152,936
Net capital - per above	$	152,936

See independent auditors' report

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (ii).

COMPREHENSIVE ASSET MANAGEMENT AND SERVICING, INC.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with clearing brokers and promptly transmits all customer funds and securities to the clearing broker that carries the accounts of such customers.

The Company does not maintain margin accounts for its customer; therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.



NISIVOCCIA & COMPANY LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Mount Arlington Corporate Center
200 Valley Road Suite 300
Mount Arlington, NJ 07856-1320
Phone: 973-328-1825
Fax: 973-328-0507

Lawrence Business Park
11 Lawrence Road
Newton, NJ 07860
Phone: 973-383-6699
Fax: 973-383-6555

Independent Auditors' Report
on Internal Accounting Control Required by SEC Rule 17a-5(g)(1)
for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Stockholders of
Comprehensive Asset Management and Servicing, Inc.

In planning and performing our audit of the financial statements of Comprehensive Asset Management and Servicing, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, AND other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Mount Arlington, New Jersey
February 19, 2010

COMPREHENSIVE ASSET MANAGEMENT
AND SERVICING, INC.

&

COMPREHENSIVE CAPITAL MANAGEMENT, INC.

CONSOLIDATING FINANCIAL STATEMENTS

DECEMBER 31, 2009